Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: March 2, 2021

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 2, 2021 to the Prospectus dated April 11, 2019 (the “Preliminary Prospectus”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2028

Currency:	Canadian Dollars (C$)

Size:	C$1,250,000,000

Maturity:	March 5, 2028

Fixed Rate Period:	From and including March 5, 2021 to but excluding March 5, 2027

Floating Rate Period:	From and including March 5, 2027 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	For Fixed Rate Period: Actual/Actual, Canadian Compound method (which means 30/360 for a full semi-annual fixed rate interest period, and for periods less than a full interest period, means Actual/365).

For Floating Rate Period: Actual/365

Spread to GoC Benchmark Bond:	+92.0 bps vs. the GoC curve interpolated between 1.5% June 1, 2026 and 1.0% June 1, 2027 +88.8 bps (includes a curve adjustment of -3.2 bps) over 1.0% June 1, 2027 (priced at $99.95 to yield 1.008%)

Reoffer Yield:	1.896%

Fixed Rate Coupon:	1.896%, payable semiannually in arrears in equal installments during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 0.465% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Three-month CDOR

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	C$1,245,625,000

Interest Payment Dates:	During the Fixed Rate Period, each March 5 and September 5, beginning on September 5, 2021 and including March 5, 2027, and during the Floating Rate Period, each of June 5, 2027, September 5, 2027, December 5, 2027 and March 5, 2028, beginning on June 5, 2027.

Business Day:	New York and Toronto

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Additional Amounts:	Yes.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 5, 2021 and prior to March 5, 2027 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the “Canada Yield Price”, which will be the price of the notes to be redeemed calculated to provide a yield to maturity equal to that on a non-callable Government of Canada bond of comparable maturity, assuming for this purpose that the notes would mature on March 5, 2027, plus 23 basis points, plus, in either case, accrued and unpaid interest thereon (and any additional amounts payable thereon) to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole, but not in part, on March 5, 2027 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon (and any additional amounts payable thereon) to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 5, 2028 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon (and any additional amounts payable thereon) to, but excluding, the date of redemption.

In addition, if we have or will become subject to paying additional amounts with respect to the notes due to certain changes in tax law, we may redeem the notes, at our option, in whole, but not in part, upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon (and any additional amounts payable thereon) to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus.

CUSIP/ISIN:	48124BAG0 / CA48124BAG01

Trade Date:	March 2, 2021

Settlement Date:	March 5, 2021 (T+3)

Denominations:	C$100,000 x C$10,000

Bookrunners:	J.P. Morgan Securities Canada Inc.

BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

RBC Dominion Securities Inc.

Scotia Capital Inc.

TD Securities Inc.

Co-Manager	National Bank of Canada Financial Inc.

Changes from the Preliminary Prospectus

The following text replaces and supersedes the information set forth under “Certain United States Federal Income and Estate Tax Consequences to Non-United States Persons” in its entirety.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes. Unless otherwise stated, this summary deals only with notes held as capital assets (generally, property held for investment) by persons who purchase the notes for cash upon original issuance at their “issue price,” which will be the first price at which a substantial amount of the notes is sold to the investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for United States federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

As used herein, a “non-U.S. holder” means a beneficial owner of the notes (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a U.S. holder.

If any entity or arrangement classified as a partnership for United States federal income tax purposes holds notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in the notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income tax laws, including, without limitation:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such an entity);

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a person required to accelerate the recognition of any item of gross income with respect to the notes as a result of such income being recognized on an applicable financial statement;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those summarized below. We have not sought and do not expect to seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes that are different from those discussed below.

This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on certain investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the notes, as well as the consequences to you arising under other United States federal tax laws and under the laws of any other taxing jurisdiction.

We believe, and the following discussion assumes, that the notes will be treated as “variable rate debt instruments” for United States federal income tax purposes

Certain Tax Consequences to U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to U.S. holders of the notes.

Payments of interest

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for United States federal income tax purposes.

If you use the cash basis method of accounting, you will be required to include in income the U.S. dollar value of the amount received, determined by translating Canadian dollars received at the spot rate for Canadian dollars on the date such payment is received regardless of whether the payment is in fact converted into U.S. dollars on such date. You will not recognize foreign currency exchange gain or loss with respect to the receipt of such payment.

If you use the accrual method of accounting, you may determine the amount of income recognized with respect to such interest in accordance with either of two methods. Under the first method, you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods (or portions thereof) during which such interest accrued. Under the second method, you may elect to translate interest income at the spot rate on:

•	the last day of the accrual period,

•	the last day of the taxable year if the accrual period straddles your taxable year, or

•	the date the interest payment is received if such date is within five business days of the end of the accrual period.

The above election will apply to all debt obligations you hold and may not be changed without the consent of the IRS.

In addition, if you use the accrual method of accounting, upon receipt of an interest payment on a note (including, upon the sale of a note, the receipt of proceeds which include amounts attributable to accrued interest previously included in income), you will recognize foreign currency exchange gain or loss (taxable as ordinary income or loss) in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the Canadian dollars received at the spot rate for Canadian dollars on the date such payment is received) and the U.S. dollar value of the interest income you previously included in income with respect to such payment.

Sale, exchange, retirement or other taxable disposition of notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition (less an amount equal to any accrued but unpaid interest, which will be treated as a payment of interest for United States federal income tax purposes) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will be your U.S. dollar cost for the note.

If you purchased a note with Canadian dollars, your U.S. dollar cost generally will be the U.S. dollar value of the Canadian dollars paid for such note determined based on the spot rate at the time of such purchase. If your note is sold, exchanged, retired or disposed of in a taxable transaction for an amount denominated in Canadian dollars, then your amount realized generally will be the U.S. dollar value of the Canadian dollars received for such note determined based on the spot rate on the date of such sale, exchange, retirement or other taxable disposition.

If you are a cash method taxpayer and the notes are traded on an established securities market for United States federal income tax purposes, for purposes of calculating your U.S. dollar cost in the notes and your amount realized, Canadian dollars paid or received will be translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of notes traded on an established securities market, provided that the election is applied consistently. An accrual method taxpayer that does not make the election described above will recognize foreign currency exchange gain or loss (taxable as ordinary income or loss) upon the sale, exchange, retirement or other taxable disposition of the note to the extent that the U.S. dollar value of the Canadian dollars received (based on the spot rate on the settlement date) differs from the U.S. dollar value of the amount realized.

Subject to the foreign currency rules discussed below, any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition, you have held the note for more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A portion of your gain or loss with respect to the principal amount of a note may be treated as foreign currency exchange gain or loss. Foreign currency exchange gain or loss will be treated as ordinary income or loss. For these purposes, the principal amount of the note is your purchase price for the note calculated in Canadian dollars on the date of purchase, and the amount of foreign currency exchange gain or loss recognized is equal to the difference between (i) the U.S. dollar value of the principal amount determined based on the spot rate on the date payment is received or the note is disposed of (or deemed disposed of) and (ii) the U.S. dollar value of the principal amount determined based on the spot rate on the date you acquired the note (or are deemed to acquire the note). The amount of foreign currency exchange gain or loss (with respect to both principal and accrued interest) will be limited to the amount of overall gain or loss realized on the disposition of the note.

Foreign currency exchange gain or loss with respect to Canadian dollars

Your tax basis in the Canadian dollars received as interest on a note or on the sale, exchange, retirement or other taxable disposition of a note will be the U.S. dollar value thereof at the spot rate in effect on the date the Canadian dollars are received. Any gain or loss recognized by you on a sale, exchange or other taxable disposition of the Canadian dollars will be ordinary income or loss.

Reportable transactions

Treasury regulations issued under the Code meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the Treasury regulations, certain transactions are required to be reported to the IRS, including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of a note or Canadian dollars received in respect of a note to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. You should consult with your own tax advisors to determine the tax return obligations, if any, with respect to an investment in the notes, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to non-U.S. holders of the notes.

United States federal withholding tax

Subject to the discussions of backup withholding and FATCA below, United States federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is actually or constructively related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an applicable IRS Form W-8 and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% United States federal withholding tax, unless you provide the applicable withholding agent with a properly executed:

•	IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—United States federal income tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States federal income tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis in generally the same manner as if you were a United States person as defined under the Code (although you will be exempt from the 30% United States federal withholding tax described above, provided the certification requirements discussed above in “—United States federal withholding tax” are satisfied). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your effectively connected earnings and profits, subject to adjustments.

Subject to the discussion of backup withholding below, any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case such gain will generally be subject to United States federal income tax (and possibly branch profits tax) in the same manner as effectively connected interest as described above; or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case, unless an applicable income tax treaty provides otherwise, you will generally be subject to a flat 30% United States federal income tax on any gain recognized, which may be offset by certain United States source losses.

Information Reporting and Backup Withholding

U.S. holders

In general, information reporting requirements will apply to payments of interest on the notes and the proceeds of the sale or other disposition (including a retirement or redemption) of a note paid to you (unless you are an exempt recipient). Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding or if you are subject to backup withholding because you previously failed to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders

Information reporting generally will apply to the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on the notes that we make to you provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person as defined under the Code, and such withholding agent has received from you the required certification that you are a non-U.S. holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—United States federal withholding tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payer under penalties of perjury that you are a non-U.S. holder (and the payer does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any interest paid on the notes to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Certain Tax Consequences to Non-U.S. Holders—United States federal withholding tax,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of the notes, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these rules and whether they may be relevant to your ownership and disposition of the notes.

*            *             *

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on March 5, 2021 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

Sales Restrictions: This issue is available in Canada only as a private placement to “accredited investors” and in certain circumstances that are also “permitted clients.” Resales in Canada will be permitted only through a registered dealer or pursuant to an exemption from the dealer registration requirements of applicable provincial securities laws and in accordance with, or pursuant to an exemption from, the prospectus requirements of applicable provincial securities laws.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.